UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form SD

Specialized Disclosure Report

GENERAL MOTORS COMPANY
(Exact name of registrant as specified in its charter)
STATE OF DELAWARE	001-34960	27-0756180
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

300 Renaissance Center, Detroit, Michigan		48265-3000
(Address of principal executive offices)		(Zip Code)
Mark L. Reuss - Executive Vice President, Global Product Development, Purchasing and Supply Chain (313) 556-5000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A Conflict Minerals Report is filed as Exhibit 1.01 and is also publicly available at the following Internet website: www.gm.com/investors/sec-filings.html.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 and 1.02 is filed as Exhibit 1.01 to this Form SD.

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Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL MOTORS COMPANY (Registrant)

/s/ MARK L. REUSS
Date: May 31, 2016	By:	Mark L. Reuss Executive Vice President, Global Product Development, Purchasing and Supply Chain